 SEC Form 3/A
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Marchio, Michael J. (Last) (First) (Middle) 15 Mountain View Road P.O. Box 1615 (Street) Warren, NJ 07061-1615 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) December 05, 2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
The Chubb Corporation   CB
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Executive Vice President
6. If Amendment, Date of Original (Month/Day/Year) 12/12/2002 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
COMMON	15,702.00	D
COMMON	3,051.14	I	By ESOP
COMMON (1)	1,159.00	I	By Immediate Family

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1473 (3-99)

Marchio, Michael J. - December 2002
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
PERFORMANCE SHARES		COMMON - 4,377.00	$0.00	D
PERFORMANCE SHARES		COMMON - 3,387.00	$0.00	D
PERFORMANCE SHARES		COMMON - 4,071.00	$0.00	D
STOCK OPTION (2)	05/21/2001 | 06/08/2004	COMMON - 675.00	$73.98	D
STOCK OPTION (2)	10/05/2001 | 06/08/2005	COMMON - 1,333.00	$74.97	D
STOCK OPTION (2)	03/01/1998 | 02/27/2006	COMMON - 2,052.00	$48.75	D
STOCK OPTION (2)	08/06/1998 | 08/05/2006	COMMON - 2,800.00	$48.75	D
STOCK OPTION (2)	03/06/1999 | 03/05/2007	COMMON - 1,645.00	$60.75	D
STOCK OPTION (2)	03/06/1999 | 03/05/2007	COMMON - 5,355.00	$60.75	D
STOCK OPTION (2)	03/05/2000 | 03/04/2008	COMMON - 1,266.00	$78.97	D
STOCK OPTION (2)	03/05/2000 | 03/04/2008	COMMON - 3,484.00	$78.97	D
STOCK OPTION (2)	03/11/2001 | 03/10/2009	COMMON - 1,672.00	$59.78	D
STOCK OPTION (2)	03/11/2001 | 03/10/2009	COMMON - 5,253.00	$59.78	D
STOCK OPTION (2)	03/02/2002 | 03/02/2010	COMMON - 3,126.00	$47.97	D
STOCK OPTION (2)	03/02/2002 | 03/02/2010	COMMON - 4,761.00	$47.97	D
STOCK OPTION (2)	03/01/2002 | 03/01/2011	COMMON - 2,444.00	$70.85	D
STOCK OPTION (2)	03/01/2003 | 03/01/2011	COMMON - 1,411.00	$70.85	D
STOCK OPTION (2)	03/01/2003 | 03/01/2011	COMMON - 1,033.00	$70.85	D
STOCK OPTION (2)	03/07/2003 | 03/07/2012	COMMON - 3,671.00	$73.68	D
STOCK OPTION (2)	03/07/2004 | 03/07/2012	COMMON - 3,671.00	$73.68	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
By: Nancy J. Obremski, POA ________________________________ 02-06-2003 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1473 (3-99)

Marchio, Michael J. - December 2002
Form 3 (continued)
FOOTNOTE Descriptions for The Chubb Corporation CB

Form 3 - December 2002

Michael J. Marchio
15 Mountain View Road
P.O. Box 1615
Warren, NJ 07061-1615
Explanation of responses:

(1)   Shares are held directly by Mr. Marchio's son, Scott. Mr. Marchio disclaims beneficial ownership of all of said shares.
(2)   All Stock Options are granted in tandem with tax withholding rights.

Page 3